NEWS RELEASE 06-31	September 6, 2006

FRONTEER’S AURORA INTERSECTS THICK ZONE OF NEAR-SURFACE URANIUM AT JACQUES LAKE, LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU-Toronto Stock Exchange) in which Fronteer holds a 49.3% interest, has released the results from three recent drill holes at the Jacques Lake deposit. These holes intersected a thick new zone of near-surface uranium mineralization, confirming the potential for Jacques Lake to host a deposit similar in size and shape to Michelin.

JL-06-18 intersected 0.21% U3 O8 over 21 metres and a second parallel zone that returned 0.11% U 3 O8 over 5 metres.

JL-06-19 intersected 0.10% U3 O8 over 46 metres including 0.12% U3 O8 over 25 metres

JL-06-20 intersected 0.11% U3 O8 over 57.7 metres including two separate intervals that returned:

1.	0.13% U3O8 over 21.1 metres, and;
2.	0.20% U3O8 over 7.0 metres

Drill holes JL-06-18, JL-06-19 and JL-06-20 were all drilled from the same location and intersected the deposit at vertical depths of 50 metres, 80 metres and 125 metres respectively. The results from JL-06-20 are comparable to M-05-06, the best hole from the 2005 Michelin drill program, which intersected 0.11%U3O8 over 63.45 metres.

“With these results, Jacques Lake has passed an important hurdle, says Dr. Rick Valenta, Aurora’s Chief Geoscientist, “We now know that this deposit has near-surface grades and widths comparable to the best parts of Michelin, and we are increasingly confident of its potential to grow into a Michelin-sized resource.”

Results from these new drill holes are also meaningful because they confirm that bedrock uranium is much more widespread than indicated by the geophysical data. These holes were drilled 250 metres to the southwest of the main Jacques Lake radiometric anomaly in an area with no uranium signature in the radiometric data.

Two drill rigs are currently dedicated to the Jacques Lake target and will continue expanding the new deposit for the remainder of this year’s drill season. The orientation of mineralized zones at Jacques Lake is interpreted to be steep south dipping and stated widths are between 70% and 90% of true widths. Please see cross section.

Hole ID	From (m)	To (m)	%U3 O8	Interval (m)	Depth from Surface
JL-06-18	96.54	117.56	0.21	21.02	Starting at 50 m
inc	102.50	114.50	0.30	12.00
and	122.00	127.00	0.11	5.00

JL-06-19	118.00	164.00	0.10	46.00	Starting at 80 m
inc	118.00	143.00	0.12	25.00
inc	138.00	143.00	0.21	5.00

JL-06-20	137.89	195.60	0.11	57.71	Starting at 125 m
inc	137.89	159.00	0.13	21.11
inc	187.50	194.50	0.20	7.00

For an updated plan map of drilling at Jacques Lake please use the following link:
http://www.aurora-energy.ca/files/AN06-17JLplan_web.jpg

For an updated cross section of the new drill holes at Jacques Lake please use the following link:
http://www.aurora-energy.ca/files/AN06-17JLsection_web.jpg

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$650 million. Fronteer has US$48 million in the treasury.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Rick Valenta, Ph.D., P. Geo., V.P. Exploration for Fronteer Development Group Inc., is the designated Qualified Person for Fronteer on the Central Labrador uranium projects.
Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.
Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.